SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                              Washington, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No. _______)



                               Edison Schools Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    281033100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                November 17, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)





                               Page 1 of 7 Pages

                                       13G
CUSIP No. 281033100                                            Page 2 of 7 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     J.P. Morgan & Co. Incorporated

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     13-2625764
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                      (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              5    SOLE VOTING POWER                   0 SHARES

              NUMBER OF       --------------------------------------------------
               SHARES         6    SHARED VOTING POWER         2,840,410 SHARES
            BENEFICIALLY
              OWNED BY        -------------------------------------------------
                EACH          7    SOLE DISPOSITIVE POWER              0 SHARES
             REPORTING
               PERSON         --------------------------------------------------
                WITH          8    SHARED DISPOSITIVE POWER    2,840,410 SHARES

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,840,410 SHARES
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      HC, CO
--------------------------------------------------------------------------------



                               Page 2 of 7 Pages

                                       13G
CUSIP No. 281033100                                            Page 3 of 7 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     J.P. Morgan Capital Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3610583
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              5    SOLE VOTING POWER                   0 SHARES

              NUMBER OF       --------------------------------------------------
               SHARES         6    SHARED VOTING POWER         2,840,410 SHARES
            BENEFICIALLY
              OWNED BY        -------------------------------------------------
                EACH          7    SOLE DISPOSITIVE POWER              0 SHARES
             REPORTING
               PERSON         --------------------------------------------------
                WITH          8    SHARED DISPOSITIVE POWER    2,840,410 SHARES

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,840,410 SHARES
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


                                Page 3 of 7 Pages

                                       13G
CUSIP No. 281033100                                           Page 4 of 7 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     J.P. Morgan Investment Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     51-0304608
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                      (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                              5    SOLE VOTING POWER                   0 SHARES

              NUMBER OF       --------------------------------------------------
               SHARES         6    SHARED VOTING POWER         2,840,410 SHARES
            BENEFICIALLY
              OWNED BY        -------------------------------------------------
                EACH          7    SOLE DISPOSITIVE POWER              0 SHARES
             REPORTING
              PERSON          --------------------------------------------------
               WITH           8    SHARED DISPOSITIVE POWER    2,840,410 SHARES

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,840,410 SHARES
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


                               Page 4 of 7 Pages

Item 1(a).        Name of Issuer:

                  Edison Schools Inc. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  521 Fifth Avenue, 15th Floor
                  New York, New York  10175

Item 2(a).        Name of Person Filing:

                  J.P. Morgan & Co. Incorporated
                  J.P. Morgan Capital Corporation
                  J.P. Morgan Investment Corporation

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  60 Wall Street
                  New York, New York  10260-0060

Item 2(c).        Citizenship:

                  Delaware

Item 2(d).        Title of Class of Securities:

                  Class A common stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  281033100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           2,840,410 shares. Includes 284,049 shares of class B common stock, par value $.01 per share, of the Company. Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. Does not include 768,934 shares of class A common stock and 85,443 shares of class B common stock pledged to Morgan Guaranty Trust Company of New York, an affiliate of the reporting persons, by WSI Inc.


                                Page 5 of 7 Pages

                  (b)      Percent of class:

                           7.3%

                  (c) Number of shares as to which the reporting persons have:

                           (i) Sole power to vote or to direct the vote: 0 shares

                           (ii)     Shared power to vote or to direct the vote:
                                    2,840,410 shares

                           (iii) Sole power to dispose or to direct the disposition of: 0 shares

                           (iv) Shared power to dispose or to direct the disposition of: 2,840,410 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  An affiliate of the reporting persons has the right to receive dividends from, and the proceeds from the sale of, certain of the shares reported in this statement. Such interest relates to less than five percent of the class of securities reported in this statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See Exhibit 1.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below each of the undersigned certifies that, to the best of each of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 29, 1999

                                J.P. Morgan & Co. Incorporated


                                By:      /s/ Travis F. Epes
                                         --------------------------------------
                                         Name:  Travis F. Epes
                                         Title: Managing Director and
                                                Assistant General Counsel

                                J.P. Morgan Capital Corporation


                                By:      /s/ J. Edmund Colloton
                                         --------------------------------------
                                         Name:  J. Edmund Colloton
                                         Title: Vice President

                                J.P. Morgan Investment Corporation


                                By:      /s/ J. Edmund Colloton
                                         --------------------------------------
                                         Name:  J. Edmund Colloton
                                         Title: Vice President


                                Page 7 of 7 Pages

                                    EXHIBIT 1


         The shares of Edison Schools Inc. reported herein are directly held by J.P. Morgan Investment Corporation, which is a directly held subsidiary of J.P. Morgan Capital Corporation, which is a directly held subsidiary of J.P. Morgan & Co. Incorporated.

         The undersigned hereby consent and agree to the joint filing on behalf of each of them of this Schedule 13G.

Date:  November 29, 1999


                                 J.P. Morgan & Co. Incorporated


                                 By:      /s/ Travis F. Epes
                                         --------------------------------------
                                          Name:  Travis F. Epes
                                          Title: Managing Director and
                                                 Assistant General Counsel

                                 J.P. Morgan Capital Corporation


                                 By:      /s/ J. Edmund Colloton
                                         --------------------------------------
                                          Name:  J. Edmund Colloton
                                          Title: Vice President

                                 J.P. Morgan Investment Corporation


                                 By:      /s/ J. Edmund Colloton
                                         --------------------------------------
                                          Name:  J. Edmund Colloton
                                          Title: Vice President